The Fund adjus s the classifica ion of dis ribu ions o shareholders o reflec the dif- ferences be ween financial sta emen amoun s and dis ribu ions de ermined in accor- dance wi h income tax regulations.Accordingly,during he year ended December 31, 2000,amoun s have been reclassified o reflect an increase in paid-in capital of $5,527,763,an increase in undistribu ed net investmen income of $1,341,946,and a decrease in accumula ed ne realized gain on investmen s of $6,869,709.This reclassifica- tion includes $5,145,256 distribu ed in connection wi h Fund share redemptions which increased paid-in capital and reduced accumula ed ne realized gain.Ne asse s of he Fund were unaffec ed by he reclassifica ions.